                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                         COMMISSION FILE NUMBER 0-23054

                           NOTIFICATION OF LATE FILING

(Check One):

[X]    Form 10-K    [ ] Form 11-K      [ ]   Form 20-F      [ ]   Form 10-Q

       For Period Ended:     DECEMBER 31, 1999
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[ ]    Transition Report on Form 10-K     [ ]   Transition Report on Form 10-Q

[ ]    Transition Report on Form 20-F     [ ]   Transition Report on Form N-SAR

[ ]    Transition Report on Form 11-K

       For Transition Period Ended:
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Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION
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Full Name of Registrant:     HOTELWORKS.COM, INC.
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Former Name if Applicable:  HOSPITALITY WORLDWIDE SERVICES, INC.
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Address of Principal Executive Office (Street and Number):   201 ALHAMBRA CIRCLE
                                                          ----------------------
City, State and Zip Code:     CORAL GABLES, FLORIDA  33134
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PART II - RULE 12B-25(B) AND (C)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]          (a)      The reasons described in reasonable detail in Part III of
                      this form could not be eliminated without unreasonable effort or expense;

[X}          (b)      The subject annual report, semi-annual report, transition
                      report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]          (c)      The accountant's statement or other exhibit required by
                      Rule 12b-25(c) has been attached if applicable.


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PART III - NARRATIVE
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State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or portion thereof could not be filed within the prescribed time period.

                              SEE ATTACHMENT HERETO

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PART IV - OTHER INFORMATION
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(1) Name and telephone number of person to contact in regard to this notification:

              JOHN WILKENS           (305)                   774-3200
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                 (Name)           (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify the report(s):

                            [X]  Yes                   [ ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                            [X]  Yes                   [ ]  No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                              SEE ATTACHMENT HERETO
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                              HOTELWORKS.COM, INC.
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                  (Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 29, 2000                 By:            /s/ JOHN WILKENS
                                         --------------------------------------
                                          Name:      John Wilkens
                                          Title:     Chief Financial Officer

                            ATTACHMENT TO FORM 12B-25

             FORM 10-K FOR THE ANNUAL PERIOD ENDED DECEMBER 31, 1999

PART III - NARRATIVE

The Registrant is unable to file its Annual Report on Form 10-K for the year ended December 31, 1999 because the Registrant is experiencing delays in the collection and compilation of certain financial information required to be included in the Form 10-K. The Form 10-K will be filed as soon as reasonably practicable and in no event later than the fifteenth calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(3) The Registrant anticipates that it will report a significant material change in its results of operations for the year ended December 31, 1999 as compared to its results of operations for the year ended December 31, 1998. As reported in the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999, the Registrant announced a strategic initiative to reposition its core supply and distribution businesses into a business-to-business e-commerce company, and to divest itself of its renovation, real estate investment and asset management businesses. As a result of these initiatives, the Registrant recorded significant charges in the third quarter of 1999 related to asset impairments of $9.0 million and discontinued operations of $30.4 million. Due to, among other things, the complexities associated with these matters, the Registrant is experiencing delays in finalizing its results of operations for the fourth quarter of 1999. Notwithstanding the foregoing, the Registrant expects to report a significant loss for 1999 as compared to earnings of approximately $33,000 for 1998.